                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1)(1)


                            PRICE LEGACY CORPORATION
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74144P106
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

                                   MARK DAITCH
                               THE 520 GROUP, LLC
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2321
  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 JANUARY 2, 2004
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 pages)

--------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74144P106              SCHEDULE 13D/A               PAGE 2 OF 11 PAGES

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      The 520 Group, LLC
      81-0632131

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                      (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
3
--------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      WC, OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5     PURSUANT TO ITEMS 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      California
--------------------------------------------------------------------------------
                               SOLE VOTING POWER
     NUMBER OF         7

      SHARES           ---------------------------------------------------------
                               SHARED VOTING POWER
   BENEFICIALLY        8
                               29,562,951  (See Item 5)
     OWNED BY          ---------------------------------------------------------
                               SOLE DISPOSITIVE POWER
  EACH REPORTING       9

      PERSON           ---------------------------------------------------------
                               SHARED DISPOSITIVE POWER
       WITH            10
                               29,562,951  (See Item 5)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      29,562,951  (See Item 5)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      49.9%  (See Item 5)
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO - Limited Liability Company
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 74144P106              SCHEDULE 13D/A               PAGE 3 OF 11 PAGES

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barry McComic

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                      (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
3
--------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5     PURSUANT TO ITEMS 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      United States of America
--------------------------------------------------------------------------------
                               SOLE VOTING POWER
     NUMBER OF         7

      SHARES           ---------------------------------------------------------
                               SHARED VOTING POWER
   BENEFICIALLY        8
                               29,562,951 (See Item 5)
     OWNED BY          ---------------------------------------------------------
                               SOLE DISPOSITIVE POWER
  EACH REPORTING       9

      PERSON           ---------------------------------------------------------
                               SHARED DISPOSITIVE POWER
       WITH            10
                               29,562,951  (See Item 5)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      29,562,951  (See Item 5)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      49.9%  (See Item 5)
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 74144P106              SCHEDULE 13D/A               PAGE 4 OF 11 PAGES

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Mark Daitch

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                      (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
3
--------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5     PURSUANT TO ITEMS 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      United States of America
--------------------------------------------------------------------------------
                               SOLE VOTING POWER
     NUMBER OF         7

      SHARES           ---------------------------------------------------------
                               SHARED VOTING POWER
   BENEFICIALLY        8
                               29,562,951 (See Item 5)
     OWNED BY          ---------------------------------------------------------
                               SOLE DISPOSITIVE POWER
  EACH REPORTING       9

      PERSON           ---------------------------------------------------------
                               SHARED DISPOSITIVE POWER
       WITH            10
                               29,562,951  (See Item 5)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      29,562,951  (See Item 5)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      49.9%  (See Item 5)
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 74144P106              SCHEDULE 13D/A               PAGE 5 OF 11 PAGES


          This Amendment No. 1 relates to the common stock, par value $0.0001 per share ("Price Legacy Common Stock"), of Price Legacy Corporation, a Maryland corporation ("Price Legacy"), and amends and restates the Schedule 13D, filed by The 520 Group, LLC, a California limited liability company (the "520 Group"), with the Securities and Exchange Commission (the "SEC") on December 29, 2003 (the "Original 13D") (the Original 13D, as so amended, being the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and restated in its entirety as follows:


ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, par value $0.0001 per share ("Price Legacy Common Stock"), of Price Legacy Corporation, a Maryland corporation ("Price Legacy").

     The address of the principal executive offices of Price Legacy is 17140 Bernardo Center Drive, San Diego, California 92128.


ITEM 2.  IDENTITY AND BACKGROUND

     (a), (f) This statement on Schedule 13D is filed by The 520 Group, LLC, a California limited liability company (the "520 Group"), Barry McComic, a citizen of the United States of America, and Mark Daitch, a citizen of the United States of America. Each of Mr. McComic and Mr. Daitch (collectively, the "Managers") is a manager of the 520 Group.

               The 520 Group disclaims membership in a group with any of the Managers, and each of the Managers disclaims membership in a group with the 520 Group and with any other Manager.

               The Managers have jointly filed this Schedule 13D with the 520 Group in order to reflect any beneficial ownership they may be deemed to have of Price Legacy securities held by the 520 Group by virtue of their management of the 520 Group.

       (b) The principal executive office of the 520 Group and the principal business address of Mr. Daitch is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037. The principal business address of Mr. McComic is 7979 Ivanhoe Avenue, Suite 550, La Jolla, California 92037.

       (c) The principal business of the 520 Group is investment. The principal occupation of Mr. McComic is real estate investment. The principal occupation of Mr. Daitch is Vice President of Price Entities.

     (d)-(e) During the last five years, neither the 520 Group nor any of the Managers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As disclosed in Amendment No. 2 to Schedule 13D, filed by The Price Group LLC, a California limited liability company (the "Price Group"), with the SEC on September 11, 2003 (the "Price Group 13D"), the Price Group entered into a Purchase Agreement, dated as of September 9, 2003 (the "Purchase Agreement"), with Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, and

CUSIP NO. 74144P106              SCHEDULE 13D/A               PAGE 6 OF 11 PAGES


     certain of its affiliates (collectively "Warburg Pincus"), which granted the Price Group or its assignee(s) the right to purchase, on January 5, 2004, all Price Legacy securities held by Warburg Pincus (collectively the "Warburg Securities") for an aggregate purchase price of $138 million. In connection with the Purchase Agreement, the Price Group paid to Warburg Pincus a deposit of $5,000,000 (the "Deposit").

     In addition, and also as disclosed in the Price Group 13D, on September 9, 2003, the Price Group and Price Legacy entered into a letter agreement (the "Letter Agreement") pursuant to which the Price Group confirmed that it executed the Purchase Agreement as a facilitator and agreed, among other things, to assign all of its rights to purchase the Warburg Securities under the Purchase Agreement to one or more third parties in a manner that will ensure that the ownership of the Warburg Securities will be in compliance with the ownership limits in Price Legacy's charter. Under the Letter Agreement, the Price Group also agreed that its assignment of such rights will be on terms such that the aggregate consideration paid by the assignee(s) for the Warburg Securities will not exceed $138 million (reduced proportionately to the extent that Price Group retains any of the Warburg Securities).

     As disclosed in the Original 13D, on December 18, 2003, the 520 Group and the Price Group entered into an Agreement to Assign Purchase Agreement and an Assignment (collectively, the "Assignment Agreements"), pursuant to which the Price Group assigned to the 520 Group all of the Price Group's rights to purchase the Warburg Securities under the Purchase Agreement in exchange for the 520 Group's agreement to (i) reimburse the Price Group for the Deposit and related attorneys fees, banks fees, and other expenses and
     (ii) pay interest on the Deposit and such fees and expenses at the rate of 7% per annum from the dates of the Deposit or such fees and expenses, as applicable.

     The foregoing description of the Assignment Agreements is qualified in its entirety by reference to the Assignment Agreements, which have been incorporated by reference into this Schedule 13D as Exhibits 1 and 2 to this Schedule 13D and which are hereby incorporated herein in their entirety in response to this Item 3.

     On January 5, 2004, the 520 Group exercised the Purchase Agreement rights that had been assigned to it under the Assignment Agreements and purchased from Warburg Pincus all of the Warburg Securities. In connection with such purchase, the 520 Group paid $133 million to Warburg Pincus, which represented the aggregate purchase price of $138 million less the Deposit. The Warburg Securities consisted of 22,062,951 shares of the Price Legacy 9% Series B Junior Convertible Preferred Stock (the "Series B Preferred Stock"),(2) 5,000,000 shares of Price Legacy Common Stock, and warrants to purchase 2,500,000 shares of Price Legacy Common Stock (the "Warburg Warrants").

     In order to fund, in part, its purchase of the Warburg Securities, the 520 Group borrowed, on January 2, 2004, (i) $31,000,000 from the Price Group (the "Price Group Loan"), (ii) $43,000,000 from the Price Family Charitable Fund (the "PFCF Loan"), and (iii) $5,000,000 from the Sol & Helen Price Trust (the "SHPT Loan"). Each of the Price Group Loan, the PFCF Loan, and the SHPT Loan bears interest at the rate of three-month LIBOR plus 325 basis points and matures on December 31, 2006. The foregoing description of the Price Group


------------------
     2   Effective as of September 18, 2003, the Series B Preferred Stock became convertible pursuant to its terms into Price Legacy Common Stock. The 520 Group believes that, under such terms, each share of Series B Preferred Stock is presently convertible into one share of Price Legacy Common Stock (excluding any additional shares, if any, issuable on account of accrued and unpaid dividends on the Series B Preferred Stock).

CUSIP NO. 74144P106              SCHEDULE 13D/A               PAGE 7 OF 11 PAGES


     Loan, the PFCF Loan, and the SHPT Loan is qualified in its entirety by reference to the promissory notes evidencing, respectively, the Price Group Loan, the PFCF Loan, and SHPT Loan, which are filed, respectively, as Exhibits 3, 4, and 5 to this Schedule 13D and which are hereby incorporated herein by reference in their entirety in response to this Item 3.

     In connection with the Price Group Loan, the 520 Group and the Price Group entered into a Pledge and Security Agreement, dated as of January 2, 2004 (the "Price Group Pledge Agreement"), pursuant to which the 520 Group pledged 2,094,595 shares of Price Legacy Common Stock and 7,534,513 shares of Series B Preferred Stock to the Price Group to secure the Price Group Loan. Under the Price Group Pledge Agreement, the Price Group does not have the right to vote or dispose of any of the shares pledged thereunder unless the 520 Group is in default under the Price Group Loan. In connection with the PFCF Loan, the 520 Group and the Price Family Charitable Fund entered into a Pledge and Security Agreement, dated as of January 2, 2004 (the "PFCF Pledge Agreement"), pursuant to which the 520 Group pledged 2,905,405 shares of Price Legacy Common Stock and 10,451,099 shares of Series B Preferred Stock to the Price Family Charitable Fund to secure the PFCF Loan. Under the PFCF Pledge Agreement, the Price Family Charitable Fund does not have the right to vote or dispose of any of the shares pledged thereunder unless the 520 Group is in default under the PFCF Loan. The foregoing description of the Price Group Pledge Agreement and the PFCF Pledge Agreement is qualified in its entirety by reference to The Price Group Pledge Agreement and the PFCF Pledge Agreement, which are filed, respectively, as Exhibits 6 and 7 to this Schedule 13D and which are hereby incorporated herein by reference in their entirety in response to this Item
     3. The SHPT Loan is unsecured.

     All amounts paid by the 520 Group to Warburg Pincus or reimbursed or paid by the 520 Group to Price Group in connection with the transactions described in this Item 3 were funded by (i) proceeds from the Price Group Loan, the PFCF Loan, and the SHPT Loan and (ii) working capital and other funds of the 520 Group, including capital contributions made to the 520 Group by its members.

ITEM 4.  PURPOSE OF TRANSACTION

     The information set forth in Item 3 above is incorporated herein in its entirety in response to this Item 4.

     The securities covered by this Schedule 13D are being purchased for investment purposes only.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) After giving effect to the transactions described in Item 3 above, the 520 Group presently beneficially owns, in the aggregate, the equivalent of 29,562,951 shares of Price Legacy Common Stock, which represent approximately 49.9% of the outstanding Price Legacy Common Stock.(3) Of these 29,562,951 shares, the 520 Group has sole voting and dispositive power over all of them and shared voting and dispositive power over none; provided that if the any of the Managers were deemed to beneficially own any of these shares, then the 520 Group would be deemed to share voting and dispositive power over such shares with such Manager.


---------------------
     3   All calculations of percentage ownership in this Schedule 13D (i) is based on approximately 34,732,157 shares of Price Legacy Common Stock estimated to be outstanding as of November 11, 2003, as reported in the Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2003, filed by Price Legacy with the SEC on November 12, 2003, (ii) assumes exercise of the Warburg Warrants for 2,500,000 shares of Price Legacy Common Stock, and (iii) assumes conversion of all Series B Preferred Stock that constitute Warburg Securities into 22,062,951 shares of Price Legacy Common Stock.

CUSIP NO. 74144P106              SCHEDULE 13D/A               PAGE 8 OF 11 PAGES


               Each Manager does not beneficially own any Price Legacy Common Stock, except to the extent that he may be deemed to beneficially own, by virtue of his position as a manager of the 520 Group, any Price Legacy Common Stock that is beneficially owned by the 520 Group. If such Manager were to be so deemed to beneficially own such Price Legacy Common Stock, then such Manager would be deemed to share voting and dispositive control over such Price Legacy Common Stock with the other Manager and with the 520 Group.

               The information set forth in Item 2 above is incorporated herein in its entirety in response to this Item 5(b).

               Each of the Managers disclaims beneficial ownership of all Price Legacy securities that may be deemed to be beneficially owned by the 520 Group.

       (c) The information set forth in Item 3 above is incorporated herein in its entirety in response to this Item 5(c). The information set forth in Item 6 below is incorporated herein in its entirety in response to this Item 5(c).

     (d)-(e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Warburg Securities are subject to a Registration Rights Agreement, dated as of September 18, 2001 (the "Registration Rights Agreement"), among the Price Group, Warburg Pincus, and Price Enterprises, Inc., formerly a Maryland corporation and a predecessor-in-interest of Price Legacy, pursuant to which Price Legacy granted certain registration rights with respect to the Price Legacy Common Stock issuable upon the exercise of the Warburg Warrants or upon the conversion of the Series B Preferred Stock that constitute part of the Warburg Securities. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which has been incorporated by reference into this Schedule 13D as Exhibit 8 hereto and which is hereby incorporated herein in its entirety in response to this Item 6.

     The information set forth in Item 3 above is incorporated herein in its entirety in reponse to this Item 6.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

       Exhibit No.                    Description of Exhibit
       -----------                    ----------------------

            1       Agreement to Assign Purchase Agreement, dated as of
                    December 18, 2003, by and between The Price Group LLC and The 520 Group, LLC (incorporated by reference to Exhibit 1 to the Schedule 13D filed by The 520 Group, LLC with the SEC on December 29, 2003).

            2 Assignment, dated as of December 18, 2003, by and between The Price Group LLC and The 520 Group, LLC (incorporated by reference to Exhibit 1 to the Schedule 13D filed by The 520 Group, LLC with the SEC on December 29, 2003).

            3 Promissory Note, in the principal amount of $31,000,000, executed and delivered as of January 2, 2004, by The 520 Group, LLC in favor of The Price Group LLC.

            4 Promissory Note, in the principal amount of $43,000,000, executed and delivered as of January 2, 2004, by The 520 Group, LLC in favor of the Price Family Charitable Fund.

CUSIP NO. 74144P106              SCHEDULE 13D/A               PAGE 9 OF 11 PAGES


            5 Promissory Note, in the principal amount of $5,000,000, executed and delivered as of January 2, 2004, by The 520 Group, LLC in favor of the Sol & Helen Price Trust.

            6 Pledge and Security Agreement, dated as of January 2, 2004, by and between The 520 Group, LLC and The Price Group LLC.

            7 Pledge and Security Agreement, dated as of January 2, 2004, by and between The 520 Group, LLC and the Price Family Charitable Fund.

            8 Registration Rights Agreement, dated as of September 18, 2001, by and among Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., The Price Group LLC, and Price Enterprises, Inc. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Price Legacy Corporation with the SEC on September 19, 2001).

            9 Agreement to File Schedule 13D Jointly, among the Reporting Persons, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 74144P106              SCHEDULE 13D/A              PAGE 10 OF 11 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  January 8, 2004


                                            THE 520 GROUP, LLC


                                            /s/ Mark Daitch
                                            ------------------------------------
                                            By:    Mark Daitch
                                            Title: Manager


                                            BARRY MCCOMIC

                                            /s/ Barry McComic
                                            ------------------------------------

                                            MARK DAITCH

                                            /s/ Mark Daitch
                                            ------------------------------------

CUSIP NO. 74144P106              SCHEDULE 13D/A              PAGE 11 OF 11 PAGES


                                  EXHIBIT INDEX

    Exhibit No.                           Description of Exhibit
    -----------                           ----------------------

         1 Agreement to Assign Purchase Agreement, dated as of December 18, 2003, by and between The Price Group LLC and The 520 Group, LLC (incorporated by reference to Exhibit 1 to the Schedule 13D filed by The 520 Group, LLC with the SEC on December 29, 2003).

         2 Assignment, dated as of December 18, 2003, by and between The Price Group LLC and The 520 Group, LLC (incorporated by reference to Exhibit 1 to the Schedule 13D filed by The 520 Group, LLC with the SEC on December 29, 2003).

         3 Promissory Note, in the principal amount of $31,000,000, executed and delivered as of January 2, 2004, by The 520 Group, LLC in favor of The Price Group LLC.

         4 Promissory Note, in the principal amount of $43,000,000, executed and delivered as of January 2, 2004, by The 520 Group, LLC in favor of the Price Family Charitable Fund.

         5 Promissory Note, in the principal amount of $5,000,000, executed and delivered as of January 2, 2004, by The 520 Group, LLC in favor of the Sol & Helen Price Trust.

         6 Pledge and Security Agreement, dated as of January 2, 2004, by and between The 520 Group, LLC and The Price Group LLC.

         7 Pledge and Security Agreement, dated as of January 2, 2004, by and between The 520 Group, LLC and the Price Family Charitable Fund.

         8 Registration Rights Agreement, dated as of September 18, 2001, by and among Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., The Price Group LLC, and Price Enterprises, Inc. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Price Legacy Corporation with the SEC on September 19, 2001).

         9 Agreement to File Schedule 13D Jointly, among the Reporting Persons, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.